

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2010

T. Kelly Mann
Chief Executive Officer
Mediware Information Systems, Inc.
11711 West 79th Street
Lenexa, KS 66214

  Re: **Mediware Information Systems, Inc.**
      Form 10-K/A for Fiscal Year Ended June 30, 2009
      Filed November 3, 2010
      Form 10-Q for Fiscal Quarter Ended September 30, 2010
      Filed November 2, 2010
      File No. 001-10768

Dear Mr. Mann:

  We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

          Sincerely,

          Mark P. Shuman
          Branch Chief – Legal